June 8, 2006

Via U.S. Mail and Facsimile

Clive Standish
Chief Financial Officer
UBS AG
Bahnhofstrasse 45
8001 Zurich
Switzerland

RE:	UBS AG
	20-F for the fiscal year ended December 31, 2004
	20-F for the fiscal year ended December 31, 2005
	Response letter dated November 16, 2005
	Response letter dated April 20, 2006
	File No. 1-15060

Dear Mr. Standish:

      We have reviewed your response letters and have the following comment. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General -

1. We note the statement in your response that you will continue to
have limited contacts with Iran and Cuba, including "other transactions formally licensed or permitted by the US Office of Foreign Assets Control (`OFAC`) and/or US law." Please clarify further for us the types of transactions that may be covered by this
reference.   In this regard, we note that transactions of the
types
you have stated you will terminate might be deemed to be "permitted" by US law, to the extent they are undertaken by your non-US subsidiaries without participation by US persons.

With regard to your reference to the legality of the limited contacts you will continue to have with Cuba and Iran, we note that the risk that business contacts with terrorist-sponsoring states will negatively impact a corporation`s reputation and share value may exist with respect to contacts that are lawful. Please expand your materiality analysis to address the possibility that your ongoing contacts with Cuba and Iran may negatively impact your reputation and share value, notwithstanding that such contacts may be lawful.

2. We note that in your March 2006 testimony before the U.S. House of
Representative`s International Relations Committee`s Subcommittee on
Oversight and Investigation you discuss business contacts in Syria,
Sudan, and North Korea. In light of the fact that Syria, Sudan, and
North Korea have been identified by the U.S. State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions, please describe for us the extent and nature of your past, current, and anticipated contacts with Syria, Sudan, and North Korea, through subsidiaries, affiliates, or other direct or indirect arrangements. Describe any contacts with the governments of Syria,
Sudan, and North Korea, and/or entities controlled by or affiliated with either government.

3. Please discuss the materiality to you of your contacts with Syria,
Sudan, and North Korea, individually and in the aggregate, including also contacts with Iran and Cuba, and your view as to whether those contacts, individually or in the aggregate, constitute a material investment risk for your security holders. Provide both your conclusions and your underlying analysis.

In preparing your response please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company`s reputation and share value. In this regard, we note that
Arizona and Louisiana have adopted legislation that requires their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permits divestment of state pension fund assets from, companies that do business with U.S.-designated state sponsors of terrorism. Illinois, Maine, New Jersey and Oregon have adopted legislation requiring reporting of interests in, or divestment from, companies that do business with Sudan, and similar legislation has been proposed by several other states. Harvard University, Yale University, Stanford University and other educational institutions have adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with
Sudan. Your materiality analysis should address the potential impact of the investor sentiment evidenced by these actions.

4. To the extent that the information in your April 20, 2006, response regarding your anticipated future contacts with Cuba and Iran is also descriptive of your anticipated future contacts with Syria, Sudan and North Korea, please address your anticipated contacts with those countries in your response to comment 1 above.


      Please understand that we may have additional comments after we review your response to our comment. Please file your response letter on EDGAR.

      Please contact Jack Guggenheim at (202) 551-3523 if you have any questions about the comment or our review. You may also contact me at (202) 551-3470.



								Sincerely,




								Cecilia D. Blye, Chief
								Office of Global Security
Risk



cc: 	John Cusak
	Group Compliance
	UBS AG
	St. Annagasse 9
	P.O. Box
	CH-8098
	Zurich, Switzerland


	cc: 	Todd Shiffman
		Assistant Director
		Division of Corporation Finance
Clive Standish
UBS AG
June 8, 2006
Page 1









UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

         DIVISION OF
CORPORATION FINANCE